UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Other Events

On December 30, 2025, VS MEDIA Holdings Limited (the “Company”) today announced that the Company’s Annual General Meeting of Shareholders (the “Meeting), which was originally scheduled to be held on Tuesday, December 30, 2025, has been adjourned. The Meeting is now scheduled to be held at 10:30 p.m. local time on Wednesday, December 31, 2025 at the Company’s offices at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong (the “Adjourned Meeting”). The record date for the Meeting, December 15, 2025, is unchanged and applies to the Adjourned Meeting.

The Meeting has been adjourned due to a lack of quorum in accordance with the provisions of the Amended and Restated Memorandum and Articles of Association of the Company. The Company’s Board of Directors unanimously recommends that you vote FOR the proposals identified in the Company’s proxy statement for the Meeting. Shareholders who have already submitted their proxy forms do not need to take any action, unless they wish to change or revoke their prior proxy or voting instructions, and their votes will be counted at the Adjourned Meeting. For shareholders who have not yet submitted their proxy forms, we urge them to submit their proxy forms now, so they can be tabulated prior to the Adjourned Meeting. Pursuant to Article 7.13 of the Amended and Restated Memorandum and Articles of Association of the Company, at the Adjourned Meeting those present in person or by proxy within one hour from the time appointed, holding not less than one third of the votes of the shares of the Company entitled to vote on the business to be considered at the Adjourned Meeting, shall constitute a quorum.

On December 30, 2025, the Company issued a press release announcing the adjournment of the Meeting, a copy of which is furnished as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated December 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer